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                                                                    EXHIBIT 2(e)
                           BLUE CHIP VALUE FUND, INC.

                  DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN


     1. PARTICIPATION. Any Shareholder of record of the Fund is eligible to participate in the Plan provided that (i) such Shareholder fulfills the prerequisites for participation described below under "Enrollment Procedures" and (ii) in the case of citizens or residents of a country other than the United States, its territories, and possessions, participation would not violate local laws applicable to the Fund or the participant. PARTICIPANTS IN THE FUND'S PREVIOUS DIVIDEND REINVESTMENT AND CASH PURCHASE PLAN WILL CONTINUE IN THE NEW PLAN WITHOUT SENDING IN THE NEW ENROLLMENT FORM.

     ENROLLMENT PROCEDURES. Shareholders of record may join the Plan by completing and signing an Enrollment Form and returning it to ChaseMellon Shareholder Services, L.L.C. (the "Agent"). Shareholders should be sure to sign their names on the Enrollment Form exactly as they appear on their certificates.

     Common Stock held in a Securities Depository: Any beneficial owner of Common Stock registered in the name of someone other than such beneficial owner (for example, a broker or bank nominee) may participate in the dividend reinvestment portion of the Plan by making arrangements with his or her broker or bank to participate on his or her behalf through the

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Depository Trust Company Dividend Reinvestment Service.  Brokers and nominees owning Common Stock held at Depository Trust Company may participate in the Plan through such service.

     Enrollment Forms will be processed as promptly as practicable. Participation in the Plan will begin after the properly completed Enrollment Form has been reviewed and accepted by the Agent.

     2. DIVIDEND INVESTMENT ACCOUNT. The Agent will establish a Dividend Investment Account (the "Account") for each share holder participating in the Plan. The Agent will credit the Account of each participant with funds it receives from the following sources: (a) cash dividends paid on shares of the Common Stock of the Fund registered in the participant's name on the books of the Fund; (b) cash dividends paid on shares of Common Stock registered in the name of the Agent but credited to the participant's Account; and (c) voluntary cash contributions made pursuant to paragraph 4 hereof. Sources described in clauses (a) and (b) of the preceding sentence are hereinafter called "Distributions."

     3. INVESTMENT OF FUNDS HELD IN EACH ACCOUNT. Funds credited to a participant's Account will be used to purchase shares of the Fund's Common Stock (the "Purchase"). With respect to funds derived from Distributions, on the record date, if the

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price plus commission is greater than the net asset value per share most recently published by the Fund prior to any purchase (the "Net Asset Value"), the Fund will issue to the Agent shares of the Fund's Common Stock, valued at the Net Asset Value on the record date. If the price plus commission is less than the Net Asset Value on the record date, the Agent will attempt, commencing on the first trading and ending on the tenth trading day following the record date, to acquire shares in the open market at a price, plus commission which is less than the Net Asset Value per share most recently published by the Fund prior to any purchase. If and to the extent that the Agent is unable to acquire sufficient shares of the Fund's Common Stock to satisfy the Distribution at a price plus commission less than the Net Asset Value, the Fund will issue to the Agent shares of the Fund's Common Stock, valued at the Net Asset Value, in the aggregate amount of the remaining value of the Distribution. All cash contributions to a participant's Account made pursuant to paragraph 4 hereof will be invested in shares of the Fund's Common Stock purchased in the open market (irrespective of Net Asset Value).

     4. VOLUNTARY CASH CONTRIBUTIONS. A Participant may from time to time make voluntary cash contributions to his or her Account in an amount not less than $50 and not in excess of $10,000 per month to acquire additional shares of Common Stock of the Fund. In the case of any voluntary cash contribution which

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exceeds $10,000 in a month, the cash contribution will be returned to the participant by the Agent. The Agent will invest all voluntary cash contributions on or about the last business day of the month (the "Investment Date") provided it receives the contributions at least two business days before the last business day of the month (the "Cut-off Date"). Because interest is not paid on voluntary cash contributions, participants should make such contributions shortly before the Cut-off Date, allowing sufficient time for mail delivery. Voluntary cash contributions received after the Cut-off Date will be used to acquire addi tional shares of the Fund on the Investment Date of the following month. Following any monthly investment of voluntary cash contributions, the Agent will send each investing participant a confirmation of such investment. Voluntary cash contributions will be returned to the participant upon written request, provided that such request is received more than two days before the Cut-off Date.

     Additional investments may be made in the following ways:

     CHECK INVESTMENT. Additional cash investments and initial investments may be made by personal check or money order payable in U.S. dollars to CMSS/Blue Chip. Optional cash investments must be mailed to the Agent together with the detachable portion of the Statement of Account sent to participants.

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     WIRE INVESTMENT.  Optional cash investments may be made by wire transfer to the Agent. Participants who wish to make a wire transfer should contact the Agent for instructions. Participants making wire investments may be charged fees by the commercial bank initiating the transfer and will be charged a fee of $10.00 by the Plan Agent to process the transfer of funds.
     Wires should be initiated so that funds will be received at least two business days before the last business day of the month (the "Cut-Off" Date).

     AUTOMATIC INVESTMENT FROM A BANK ACCOUNT. Participants may make automatic monthly investments of a specified amount (not less than $50 and not in excess of $10,000 per month) by electronic funds transfer from a pre-designated U.S. bank account.

     To initiate automatic monthly investments, the participant must complete and sign an Automatic Investment Form and return it to the Agent together with a voided blank check for the account from which funds are to be drawn. Automatic Investment Forms may be obtained from the Agent. Forms will be processed and will become effective as promptly as practicable.

     Once automatic monthly investments are initiated, funds will be drawn from the participant's designated bank account approximately three business days preceding the Investment Date

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of each month, and will be invested in Common Stock on that Investment Date.

     Participants may change or terminate automatic monthly investments by completing and submitting to the Agent a new Automatic Investment Form.

     5. ADJUSTMENT OF PURCHASE PRICE. The Fund will increase the price at which its shares may be issued to the Plan if the Net Asset Value is less than 95% of the fair market value of such shares on any Distribution payment date unless the Fund receives a legal opinion from independent counsel that the issuance of shares at Net Asset Value under the circumstances will not have a material adverse effect upon the federal income tax liability of the Fund.

     6. DETERMINATION OF PURCHASE PRICE. The cost of shares and fractional shares acquired for each participant's Account in connection with a Purchase shall be determined by the average cost per share, including brokerage commission, of the shares acquired by the Agent in connection with that Purchase. Stockholders will receive a confirmation, showing the average cost and number of shares acquired as soon as practicable after the Agent has received or purchased shares. The Agent may mingle the cash in a participant's account with similar funds of other

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participants of the Fund for whom it acts as Agent under the Plan.

     7. SERVICE CHARGES. There is no service charge by the Agent to stockholders who participate in the Plan. However, the Fund reserves the right to amend the Plan in the future to include a service charge.

     8. SHARES HELD BY AGENT. The Agent will maintain the participant's Account and hold the shares acquired through the Plan in safekeeping. Upon request to the Agent, a certificate for any or all full shares in a participant's Account will be sent within two weeks of such request to the participant.

     9. MINIMUM SHARE BALANCE. Participants must own of record at least fifty shares in order to enroll in the Plan and must maintain a balance of at least fifty Shares in the Plan at all times after enrollment in order to continue to participate in the Plan.

     10. GIFT/TRANSFER OF SHARES. Shareholders may transfer all or any number of shares of Common Stock held under the Plan to a Plan account for another person, whether by gift, private sale or otherwise, by mailing to the Agent a properly completed Share Transfer Form, with signature guaranteed by an eligible guarantor institution. Such institutions generally include banks, brokers,

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dealers, credit unions, savings associations and other entities which are members in good standing of the Agent's Medallion Program. The transferee will automatically be enrolled in the Plan provided that the minimum 50 Shares Balance requirement has been met and will receive a statement showing the number of shares transferred to and held in the transferee's Plan account. Share Transfer Forms are available upon request from the Agent.

     11. STOCK CERTIFICATES IN YOUR POSSESSION. As a participant in the Plan you may deposit any certificates of Blue Chip Value Fund, Inc. Common Stock registered in your name with the Plan Agent for consolidation into your Plan account. There is no charge for this service. It is recommended that any certificates being sent to the Plan Agent not be endorsed but be sent by registered mail, return receipt requested and appropriately insured.

     12. INDIVIDUAL RETIREMENT ACCOUNTS. Shareholders may use the Plan to establish an Individual Retirement Account ("IRA") including a Roth IRA which invests in the Fund's Common Stock. The required forms and disclosure statements for the IRA are available from First Trust Corporation, which will administer the IRA and charge an annual maintenance fee. Please contact First Trust Corporation directly at 1-800-525-8188, extension 5109, to order the IRA information or to ask additional questions.

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     13.  REPORTS TO PARTICIPANTS.  Each participant will receive a statement after any transaction in her or his Plan account showing the amount invested, the purchase price, the number of shares purchased, deposited, sold, transferred or withdrawn, the total number of Shares accumulated, and other information.
The statement will consolidate all shares held for the Plan account or registered in the participant's name. Participants should retain these statements so as to be able to establish the cost basis of shares purchased under the Plan for income tax and other purposes.

     Since all notices, statements and reports from the Agent will be addressed to the latest address of record, participants must promptly notify the Agent of any change of address.

     14. ODD-LOT SALES. If you are not a participant in the Plan and hold fewer than 50 shares, you may sell all (but not less than all) of such shares at any time and pay no brokerage fees or commissions. To sell shares, complete and return to the Agent, by registered, insured mail, the share certificates along with a written letter of instruction, signed by all registered holders, to proceed with the sale of shares through the Odd Lot Program. If you cannot locate the required share certificates you should call the Agent for the appropriate forms.

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     15.  WITHDRAWAL FROM PLAN.  You may discontinue your participation at any time by giving written notice to the Agent. Upon receipt of termination, a certificate for full shares will be issued in your name, and fractional shares at the time of termination will be converted to cash at the then current market price and a check will be sent to you. If you prefer, the Agent can sell your full shares as well as the fractional shares and send you a check for the entire amount. A notice will not be effective as to subsequent Distributions unless it is received at least five business days before the record date for the Distribution.

     16. AMENDMENTS. Experience under the Plan may indicate that changes are desirable. Accordingly, the Fund reserves the right to amend or terminate the Plan, or change the Agent, as applied to any Distribution paid subsequent to notice thereof sent to participants in the Plan at least thirty days before the record date for such Distribution.

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